February 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Envoy Medical, Inc.

Registration Statement on Form S-1, as amended

File No. 333-292260

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent on a best-efforts basis, hereby joins Envoy Medical, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-292260) (the “Registration Statement”), to become effective on Tuesday, February 10, 2026, at 5:15 p.m., Eastern Time, or as soon as practicable thereafter. Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward Silvera
Name:	Edward Silvera
Title:	Co-Chief Executive Officer